Christopher J. Madin Vice President, Corporate Counsel Law Department The Prudential Insurance Company of America 280 Trumbull Street, Hartford, CT 06103 Tel: 860-534-6087 christopher.madin@prudential.com

December 16, 2024

Alberto H. Zapata, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management - Disclosure Review and Accounting Office
100 F Street NE
Washington DC 20549

Re:	Index Strategies For Prudential FlexGuard® Life IVUL submission Pruco Life Insurance Company Pruco Life Variable Universal Account Registration No. 333-281814

Dear Mr. Zapata:

On behalf of the above-referenced Registrant, we are providing responses to the Staff’s oral comments received via telephone on December 9, 2024 with respect to the Registration Statement noted above. The Staff’s comments and our proposed responses are as follows:
COVER PAGE

1.In the first sentence of the second paragraph, please consider explaining what the current offerings are, in terms of number of options currently available.

We have updated first sentence as follows:

We offer five types of Index Strategies which contain a total of eight investment options.

2.Please disclose the lowest upside limit that may be established under the Contract for any index strategy that may be offered now or in the future. Please disclose the “lifetime” (contractual) upside limits for Cap Rate, Participation Rate, Spread, and Step Rate.

The Contract does not contain any contractual provisions that set upside or downside limits for Cap Rate, Participation Rate, Spread, or Step Rate, and therefore we have nothing to disclose in response to this Comment.

3.In the table, please include all upside limits used by each Index Strategy (Cap Rate, Participation Rate, Spread, and Step Rate).
These items have been added to the table.

4.Since a spread can limit gains and the ability to recoup losses over the long term, please disclose the highest spread that may be established under the contract.

See response to Comment 2 above. The Contract does not contain any contractual provisions that set a maximum Spread that may be established under the Contract.

5.Please make the footnote under the table more prominent by removing the asterisk and bolding the text.

We have made this change.

6.In the second paragraph under the table, please consider removing the sentence “See your FlexGuardSM Life prospectus’ appendix for a listing of Index Strategies currently available with your Contract,” as there don't appear to be any variations with respect to availability of Index Strategies.

This S-3 will replace the existing S-3 and will be used with the existing FlexGuard IVUL N-6 as well as the newly filed N-6. Because the first product version does not include all the Index Strategies, this disclosure is accurate and should remain.

7.In the third paragraph under the table, please use bold font for the disclosure that the Company may change Index Strategies and does not guarantee an Index Strategy with downside protection.

We have made this change.

8.Given that the company reserves the right to stop offering all but one Index Strategy, please disclose at the end of the third paragraph after the table that an investor would be limited to investing in one Index option with terms that may not be acceptable, or other investment options where the performance is not based on the performance of an index and do not offer protection from an investment loss.

We have added the following disclosure:

This means that an investor would be limited to investing in one index option with terms that they may not find acceptable, or other investment options where the performance is not based on the performance of an index and do not offer protection from an investment loss. If you are not satisfied with the investment options in your Contract, you may surrender it at any time. A surrender will result in a surrender charge in the first fifteen Contract Years. Further, if the total of your surrender proceeds and any withdrawals exceeds the total premiums paid, any excess amount will typically be taxed as ordinary income. You may also receive an additional amount upon surrender if you purchased the Enhanced Cash Value Rider. If you were to surrender your contract and purchase another contract, the new contract would be subject to a new surrender charge period and would offer different investment options.

9.In the third paragraph under the table, please explain the potential consequences of surrendering the contract if the investor is not happy with the limited investment options. Consider using the disclosure found in the Risk Factors section, and also mention that one consequence could be the purchase a new contract that would have a new surrender charge period and different investment options.

We have made this change. Please see the response to Comment 8 above.

10.In the Cover Page section entitled ‘Please Read The Prospectuses’, please explain what is meant by “The second prospectus type describes the Variable Investment Options made available under your Contract.” If the reference to ‘prospectuses’ means the underlying fund prospectuses, please consider changing the language from “Variable Investment Options” to “Fund Prospectuses”.

We have made the following changes to this section:

This prospectus sets forth information about the Index Strategies and associated information related to the Contract that you should know before purchasing. Please read this prospectus for more detail about the Index Strategies. Keep it for future reference. This prospectus must be read along with the prospectus for your Contract. You must also read your Contract, which includes any optional riders you elected. Certain terms used in this prospectus may be defined in the prospectus for your Contract. Those terms have the same meaning when used in this prospectus. ~~There are two other types of prospectuses. The first type describes the material rights and obligations of your Contract. It is made available to new owners through the delivery of an Initial Summary Prospectus and to existing owners through the delivery of an Updating Summary Prospectus. The second prospectus type describes the Variable Investment Options made available under your Contract. The prospectuses describing the Variable Investment Options are~~ The prospectus describing your Contract is available online at www.Prudential.com/eProspectus.

11.In the paragraph that begins “There is a risk of substantial loss of your principal”, please consider whether “transfers” should be added to the list of transactions.

We have added “transfers” to the list of transactions in this section.

12.Please use bold text for the last sentence of this paragraph, which begins with “Because the downside protection provided by a Buffer…”

We have made this change.

13.Please state that surrender charges, withdrawal fees, and taxes may contribute to the policy’s loss of value, if applicable.

We have added the following sentence immediately before the bolded language noted in Comment 12 above. There are no tax impacts from an Interim Value Adjustment that would affect Segment value.

Surrender charges and withdrawal fees incurred from a withdrawal prior to a Segment’s maturity may also contribute to the Segment’s loss of value.

14.Please add a reference and link to RISK FACTORS at the end of the paragraph discussed in Comments 11-13 above.

We have made this change.

15.As the Company stated that there are no intermediary variations of the products, please remove the sentence “The Index Strategies investment options may not be available through all selling broker-dealers,” or clarify if the Company allows intermediaries to not offer the S-3 options.

Although there are currently no broker-dealers that offer FlexGuard IVUL but do not offer the Index Strategies, this could potentially happen in the future. Therefore this disclosure should remain.

16.Please state that this prospectus discloses all material terms of the contract, including any state or intermediary variations.

We have added the following disclosure:

This prospectus discloses all material terms of the contract’s Index Strategies, including any state or intermediary variations.

17.In the section Other Contracts, please strike “Not every contract or feature is offered through every selling firm or in every state” if this is not applicable.

This section is applicable and should remain in. It is referring to other fixed and variable contracts offered by the Company, and not every contract or feature is available through every selling firm and in every state.

18.Given that the contract includes provisions providing for the ongoing deduction of policy charges from the Index Strategies prior to the end of a term, please include prominent disclosure on the Cover Page and the Risk Factors that the contract permits monthly charges to be deducted from the Index Strategies prior to the end of a Segment if amounts in the Variable Investment Options, Fixed Rate Option, and Fixed Holding Account are insufficient to cover monthly deductions, and that such ongoing deductions could have adverse effects on values under the contract. Please also state that investors should carefully consider whether to retain enough value in the Variable Investment Options and fixed options to cover their monthly deductions, and that they should consult with a financial professional about the appropriateness of the Index Strategies for them.

We have added the following language to the Cover Page and the Risk Factors:

The Contract permits monthly charges to be deducted from the Index Strategies prior to the end of a Segment if amounts in the Variable Investment Options, Fixed Rate Option, and Fixed Holding Account are insufficient to cover monthly deductions, and such ongoing deductions could have adverse effects on values under the Contract. Investors should carefully consider whether to retain enough value in the Variable Investment Options and fixed options to cover their monthly deductions, and should consult with a financial professional about the appropriateness of the Index Strategies for them.

SUMMARY OF INDEX STRATEGIES

19.Please consider revising the S&P disclosure language to separately convey the concepts that 1) a direct investment may result in a higher rate of return, and 2) that a life policy provides other benefits.

We have made this change, as follows:

Since the S&P 500® Index Price Return does not include dividends, a direct investment in the securities comprising the Index may result in a higher rate of return. Life insurance contracts offer other benefits such as a ~~, but would not provide the~~ Death Benefit ~~or~~ and the downside protection options offered by this Contract.

20.Please consider revising the S&P disclosure language in the Risk Factors to separately convey the concepts that 1) a direct investment may result in a higher rate of return, and 2) that a life policy provides other benefits.

We have made this change. See Comment 19 above.

21.In the table, please include the current upside and downside rates used by each Index Strategy (Cap Rate, Participation Rate, Spread, and Step Rate).

These items have been added to the table.

22.For clarity, please disclose adjacent to the table: 1. that the features of an Index Strategy may change from one term to the next, new Index Strategies may be added, and existing Index Strategies may be terminated; 2. the lowest limit that may be established under the Contract for each type of upside limit offered (i.e., cap, par rate, spread, etc.) [if this exists]; and 3. a prominent statement that the company does not guarantee that the company will always offer index strategies that provide downside protection.

The following disclosure has been added. Please note that there are no contractual limits to describe in response to Item 2:

The features of an Index Strategy may change from one term to the next, new Index Strategies may be added, and existing Index Strategies may be terminated. We do not guarantee that the company will always offer index strategies that provide downside protection.

23.Please provide in the table numerical examples showing how the different upside and downside rates work. These should be limited to one or two sentences to assist with investor comprehension.

These items have been added to the table.

24.In the first full paragraph on Page 4 which begins, “If you choose to invest in Index Strategies…” Please revise the disclosure to be clear that the only changes to the contract made by website posting will be upside limits to the Index Strategies. Changes to currently available Index Strategies and all changes to Index Strategies other than upside limits should be disclosed in the prospectus and changed by updating the prospectus.

We have added the following disclosure:

Any changes to Index Strategies’ availability or rates (other than upside limits) will be disclosed in the prospectus.

25.In the same paragraph discussed in Comment 24, please revise the disclosure that suggests rates may be set on a segment start date, meaning that investors may be investing in an index strategy before knowing the upside limit (“New rates will be set for Index Strategies on or prior to the Segment start date and will be available on our website”). Please clarify in the disclosure how an investor knows what their current upside limit is when they invest in a new segment.

Please note that rates are usually set quarterly and no more than monthly. Rates are currently published on or by the fifth of the month, and all Segments currently start on the fifteenth day of the month. This administrative practice gives investors at least ten days to review rates prior to a Segment start date. Correspondingly, we have made the following updates to this disclosure:

New upside limit rates will be set for Index Strategies ~~on or prior to the Segment start date and will be available on our website. These rates may be set~~ no more frequently than monthly and will be available on our website. The rate applicable to a Segment is the rate that is currently in force and shown on our website on the Segment start date.

26.In the same paragraph discussed in Comments 24-25, please bold the penultimate sentence which begins “This means it is possible...”

We have made this change.

27.In the third full paragraph on Page 4, please add the phrase “...when amounts are removed from an index strategy before the segment maturity date”.

We have made this change, as follows:

The Interim Value helps protect us from bearing the costs of potential investment losses and ensures that we will be able to meet our obligations under the Contact when amounts are removed from an Index Strategy before the Segment maturity date.

28.At the end of the bolded disclosure in the same paragraph discussed in Comment 27, please prominently disclose as a percentage the maximum potential loss from the interim value calculation. Consider using the disclosure found on the Cover Page.

We have added the following disclosure in bold font to this paragraph:

Because the downside protection provided by a Buffer normally does not apply to the Interim Value, it is theoretically possible that you could lose most of your investment, potentially up to 100% of your investment, in extreme scenarios such as an unprecedented complete market collapse.

29.Page 4 provides the following disclosure: “Current and historical rates and performance for the Index Strategies can be found at www.Prudential.com/eProspectus.” Given the Commission’s statements on RILA Index Option performance and historical values, which is an annuity product comparable to FGIVUL, please consider the appropriateness of this information on a product’s website and supplementarily explain this position.

The Commission’s statements in the RILA rulemaking release expressed concern that historical performance could be misleading for several reasons. First, historical data may be used in “portrayals that omit explanations, qualifications, limitations, or other statements necessary or appropriate to make the portrayals not misleading”; for example, “assumptions (such as limits on gains or index performance that includes dividends, whereas the RILA’s index does not include dividends) that are not currently offered or exceed what could be reasonably anticipated, or use ‘cherry picked’ data.” Second, the Commission noted “the potential for statements that exaggerate the benefits of tax deferral.” Third, historical data may be misleading “given the frequency with which RILA terms can change and the sensitivity of a RILA’s returns to the particularized choices made by individual investors.” Fourth, there is a concern that historical performance may be misleading if “it suggested that the performance shown is predictive of future performance of the index”.

However, none of those concerns are applicable to the historical performance provided for this Contract. Attached as Exhibit A please find a publicly available report that provides the performance, rates, and limitations of each available Index Strategy. This document does not raise the first concern noted above because it provides all necessary explanations, qualifications, limitations, and statements necessary to make the information not misleading, including the Participation Rate, Index Growth Floor, Index Growth Cap, Buffer, and Step Rate, as applicable, for each historical Segment. Neither does this historical data address tax deferral in any way or exaggerate its benefits. Third, this historical data is not misleading because it clearly itemizes every change to each Index Strategy’s rates and performance by Segment, none of which depend on particularized choices made by individual investors. Finally, this document provides in bold font that “Past index performance is not indicative of future results”.

We note that the Commission’s guidance on RILA historical performance derives from Rule 156 (17 CFR §230.156). We have reviewed the factors that Rule 156 provides for determining whether investment company and registered non-variable annuity sales literature is materially misleading, and do not believe FlexGuard IVUL’s historical data would be considered misleading under any of the criteria set forth therein. Finally, IVUL products were specifically excluded from the RILA rulemaking. Although we feel that the historical data provided to FlexGuard IVUL investors is compliant with both the letter and the spirit of the RILA Rule, Rule 156, and the Commission’s guidance, none are applicable to or binding upon this Contract.

30.In the section titled “Right To Discontinue And Limit Amounts Allocated To The Index Strategies,” please disclose that one Index Strategy will always be available despite these limitations.

We have updated this section, as follows:

We reserve the right to restrict or terminate future allocations to the Index Strategies at any time, however, at least one Index Strategy option will always be available.

RISK FACTORS

31.Please use bold font for the last sentence of the Risk of Loss section.

We have made this change.

32.Please update the S&P language to reflect the changes requested in Comment 19.

We have made this change.

33.Please use bold font for the sentence in the Effect of Interim Value section that begins with the phrase “Because the downside protection provided by a Buffer…”

We have made this change.

34.In the section Availability Of Index Strategies Will Vary Over Time, please disclose that the Company reserves the right to eliminate all but one Index Strategy.

We have added the following sentence to this section:

At least one Index Strategy option will always be available, which means the Company reserves the right to eliminate all but one Index Strategy.

35.In the same section discussed in Comment 34, please add the phrase “or eliminate all but one Index Strategy” and change the reference to “Fixed Account” to “Fixed Rate Option.”

We have made these changes, as follows:

If we choose not to offer an Index Strategy with downside protection or eliminate existing Index Strategies, you will have the option of allocating your funds to ~~another~~ at least one Index Strategy, one or more Variable Investment Options, or the Fixed ~~Account~~Rate Option.

36.In the section Reallocation of Index Strategies, please clarify whether amounts would default to the Fixed Rate Option or the Fixed Holding Account when an Index Strategy is closed.

In this scenario, amounts would default to the Fixed Rate Option. The second sentence of this section provides that “If the same Index Strategy is no longer available, the amount will be transferred into the Fixed Rate Option.” This section also provides that if reallocation instructions are not subsequently received, the funds will then be placed in the Fixed Holding Account “until the next Index Strategy Segment start date.”

37.Consider whether it would be appropriate to include a risk discussion on the Step Rate comparable to the “Limitation On Index Interest” sections addressing Cap Rates, Participation Rates, and Spreads.

The Step Rate is an enhancement to an Index’s Interest rather than a limitation on it, therefore there is no comparable risk to disclose.

DESCRIPTION OF THE INDEX STRATEGIES

38.Under Segment Maturity, the last sentence of third paragraph provides: “The maximum amount that can be allocated annually to the Variable Investment Options from the Index Strategies is 25% of the maturity value of each Index Strategy Segment.” Please add this sentence to the Cover Page, in the Summary, and in the Risk Factors discussion.

We have made these changes.

39.Please disclose that it may take years to exit the Index Strategies and state that in order to exit sooner the investor would need to either withdraw contract value and incur partial surrender charges and taxes, enroll in a Segment Maturity Allocation Program which would also take several years to exit and which prohibits allocations to the Index Strategies during that time, or allocate to the Fixed Rate Option, which is similarly restricted from allocating more than 25% to the Variable Investment Options.

We have added the following disclosure:

After the Contract is issued, you may submit maturing Segment allocation instructions that will direct the proceeds of maturing Segments to your chosen investment option(s), including the Fixed Rate Option, the Index Strategies, or Variable Investment Options, subject to the provisions of any optional Riders you have elected. The maximum amount that can be allocated annually to the Variable Investment Options from the Index Strategies is 25% of the maturity value of each Index Strategy Segment. This means that it may take years to exit the Index Strategies. In order to exit sooner, you would need to either take a withdrawal and incur partial surrender charges and taxes, enroll in a Segment Maturity Allocation Program (which would also take several years to exit and which prohibits allocations to the Index Strategies during that time), or allocate to the Fixed Rate Option (which is similarly restricted from allocating more than 25% to the Variable Investment Options).

40.Please disclose that while enrolled in the Segment Maturity Allocation Program, the investor will be prohibited from making any allocations to any Index Strategy.

We have added the following disclosure:

While enrolled in this program, you will be prohibited from making any allocations to any Index Strategy and you will also be required to allocate the maximum allowable maturing Segment Value to the Variable Investment Options. If you have instructed us to make designated transfers, those instructions will terminate upon enrollment. It could take up to 35 months to complete the program. After this program, you may submit instructions to reallocate additional maturing Segment Values to the Variable Investment Option and you may provide new designated transfer instructions. If you have elected the Extended Plus No-Lapse Guarantee, you may not enroll in the Segment Maturity Allocation Program until the 11th Contract Year. Terms of this program are subject to change at our discretion.

41.Please disclose in more detail how the Segment Maturity Allocation Program works, particularly how much is transferred annually and how many years it would take for the entire balance to be transferred to the Variable Investment Options.

We have added this disclosure. Please see the response to Comments 39 and 40 above.

42.Please include a sentence in each of the Participation Rate, Index Growth Floor, Index Growth Cap, Buffer, Step Rate, and Spread descriptions that provides more explanation as to how each item limits index gains or losses.

We have added the following disclosures to the descriptions of each item:

Participation Rate: Index Interest is limited to the Participation Rate multiplied by the Index Return, minus the Spread (if applicable).
Index Growth Floor: Losses resulting from negative Index Returns are prevented by the Index Growth Floor.
Index Growth Cap: Gains resulting from positive Index Returns are limited by the Index Growth Cap.
Buffer: Losses resulting from negative Index Returns are limited by the Buffer. Any negative Index Return in excess of the Buffer reduces the value of the Contract Fund.
Step Rate: If the index return is zero or positive, we will credit interest in an amount at least equal to the Step Rate.
Spread: Gains resulting from positive Index Returns are reduced by the Spread.

43.The second paragraph of the section Types of Index Strategies includes the following sentence: “For currently available Index Strategies, as well as other investment options, please see our website at www.Prudential.com/eProspectus.” Please supplementally explain why this disclosure refers an investor to the website for this information. Please either delete this disclosure as all Index Strategies and investment options are described in this prospectus and an ISP/USP and any such changes must be disclosed in a prospectus update, or alternatively please make clear in this disclosure that this information is also in the prospectus and any changes will be conveyed by prospectus updates.

This sentence has been deleted.

44.In the first sentence of the Step Rate Plus description, please consider replacing the word “calculate” with the word “limit”.

We have made this change, as follows:

The Step Rate Plus With Buffer Index Strategy offers upside potential for higher Index Interest that is not limited by an Index Growth Cap (“Cap”), in exchange for a lower Participation Rate, which is used to ~~calculate~~ limit Index Interest.

45.In the Step Rate Plus sentence that reads “There is no maximum amount of Index Interest with the Step Rate Plus with Buffer Index Strategy,” please add “...although the index return will be limited by the Participation Rate.”

We have made this change.

46.In the description of the Dual Directional With Buffer Index Strategy, please add the word “positive” for clarity.

We have made this change, as follows:

The Dual Directional with Buffer Index Strategy offers potential for Index Interest up to an Index Growth Cap (“Cap”) when Index Returns are positive, and offers potential for positive Index Interest even when Index Returns are negative, as long as the negative Index Return is equal to or within the Buffer.

47.In the Assumptions for the two Dual Directional With Buffer Index Strategy Hypotheticals, please correct “Step Rate” to “Cap Rate”.

We have made these changes.

48.In the section Valuing Your Investment And Interim Value Of Index Strategy Segments, please explain what happens to any loss that is experienced from correcting an order.

We have added the following disclosure:

We will also bear any loss that may result from such order correction and your Contract values will not be negatively impacted.

49.In the section Interim Value Of Index Strategies With a Buffer sentence that reads “The Interim Value is used to calculate amounts available for withdrawal, loan, surrender, transfer, payment of a death claim, or payment of Contract fees and charges,” please add “...before the segment maturity date.”

We have made this change.

50.The section Managing Your Account Value contains a sentence that reads “The Interim Value rules do not apply to these transfers.” Please clarify in the disclosure what this means and why this language is here, particularly since investor transfers from the Index Strategies are not permitted prior to the Segment Maturity Date.

We have removed this sentence.

51.In the Managing the Account section sentence that reads “If you submit a claim under the Chronic Illness Option of the BenefitAccess Rider or exercise the Overloan Protection Rider, you will be subject to additional transfer restrictions and the Interim Value rules will apply,” please reword the last phrase (“Interim Value rules will apply”) to say “we will apply the Interim Value to any transfers from the Index Strategy Segment before the Segment Maturity Date.”

We have made this change.

IMPORTANT CONSIDERATIONS OF INVESTING IN THE INDEX STRATEGIES ON CONTRACT FUNCTIONS, FEATURES, AND RIDERS

52.Under the section Charges and Expenses, please disclose that if the Monthly Deduction is taken from an Index Strategy prior to Segment Maturity, this may result in significant loss due to the Interim Value calculation, particularly if the deduction is ongoing.

We have added the following disclosure:

Monthly charges deducted from an Index Strategy prior to Segment maturity may result in significant loss due to the Interim Value calculation, particularly if the deductions are ongoing.

53.In the Benefit Access Rider section and the Overloan Protection Rider section, please disclose that a transfer out of an Index Strategy at a Segment’s Interim Value may result in significant loss.

We have added the following disclosure to both sections:

A transfer out of an Index Strategy at a Segment’s Interim Value may result in significant loss.

54.The third paragraph of the Transfers and Restrictions on Transfers section uses the phrase “Over consecutive maturity cycles.” Please clarify what “consecutive” means. Specifically, what is a maturity cycle and how many would it take to allocate everything to the Variable Investment Options?

We have removed this confusing language as follows:

~~Over consecutive maturity cycles t~~This program allows you to allocate the entire maturity value of each Segment to the Variable Investment Options.

55.In the Death Benefits section, if applicable, please disclose that a Type B death benefit paid from an Index Strategy prior to segment maturity may be significantly reduced due to the Interim Value calculation.

We have added the following disclosure:

A Type B death benefit paid from an Index Strategy prior to Segment maturity may be significantly reduced due to an Interim Value calculation.

56.In the section How the Contract’s Cash Surrender Value Will Vary, please disclose that a surrender before a segment maturity date may result in significant loss due to the Interim Value calculation, if applicable.

We have added the following disclosure:

Surrenders taken from an Index Strategy prior to Segment maturity may result in significant loss due to an Interim Value calculation.

57.In item (e) of How the Contract’s Cash Surrender Value Will Vary, please consider whether the term “value” should be replaced with “Interim Value”.

The proper term here is “value” because this section describes how the Contract Fund’s daily value is calculated. One element of that daily calculation is “any value of an Index Strategy Segment prior to maturity”. An Interim Value is only used when processing a transaction prior to maturity, and is not calculated as part of the Contract Fund’s daily value.

58.Please disclose in the Loans and Withdrawals sections that loan proceeds or withdrawals taken from an Index Strategy prior to segment maturity date may result in significant loss due to an Interim Value calculation.

We have added the following disclosures to their respective sections:

Loans deducted from an Index Strategy prior to Segment maturity may result in significant loss due to an Interim Value calculation.
Withdrawals deducted from an Index Strategy prior to Segment maturity may result in significant loss due to an Interim Value calculation.

59.The second paragraph of Elements Subject to Change provides: “Note that the most current Buffer, Spread, Step Rate, Participation Rate, Index Growth Cap, and Index Growth Floor can be found on www.Prudential.com/eProspectus or obtained by contacting your Pruco Life representative or our customer service office at 800-778-2255, Monday through Friday, 8:00 a.m. to 8:00 p.m., Eastern Time.” Please either remove the reference to the current Buffer and Index Growth Floor or make it clear that they are also disclosed in the prospectus and any changes to these would be reflected in an updated prospectus.

We have added the following disclosure:

All changes to an Index’s Buffer or Index Growth Floor will also be reflected in this prospectus.

60.Interim Value Of Index Strategies With a Buffer – For clarity and to improve investor comprehension, please move this discussion on the Interim Value which causes an adjustment to the amount invested in an Index Strategy that may result in significant loss, to the section on Charges and Expenses above.

This change has been made. Please note, however, that moving this item to the Charges and Expenses section may not provide clarity or improve investor comprehension because although an Interim Value may result in a loss in certain conditions, it may also result in a greater return than would be realized at Segment Maturity. To ensure accuracy and avoid investor confusion, we have moved and updated this disclosure, as follows:

Interim Value Of Index Strategies With a Buffer – The Interim Value is used to calculate amounts available for withdrawal, loan, surrender, transfer, payment of a Death Benefit claim, or payment of Contract fees and charges. It is also used to determine how much the Index Strategy Segment Base will be reduced after such a transaction, which could result in a loss that might not otherwise be realized if the full Index Strategy Segment Base remained in the Segment until Segment Maturity. It may also result in gains that would not otherwise be realized at Segment Maturity. Because the downside protection provided by a Buffer normally does not apply to the Interim Value, it is theoretically possible that you could lose most of your investment, potentially up to 100% of your investment, in extreme scenarios such as an unprecedented complete market collapse. The Interim Value helps ensure that we will be able to meet our obligations under the Contract by shifting the risk of potential investment losses from the company to you.

61.In the Interim Value of Index Strategies With a Buffer section, please more clearly state in the last sentence that the purpose of the adjustment is to shift the risk of loss from the company to the investor.

We have made this change. See the response to Comment 60 above.

62.In the Interim Value of Index Strategies With a Buffer section, please add “transfer” to the first sentence, if correct.

We have made this change. See the response to Comment 60 above.

63.To ensure that the related variable life prospectus describes all contract fees and charges per Form N-6, please include in the Transaction section of that prospectus’ Fee Table a row that states the maximum potential loss as percentage due to the Interim Value Adjustment.

We have added ‘Interim Value Adjustment’ and Footnote 4 to the Fee Table, as follows:

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

64.Please specifically incorporate by reference all other reports in the sentence “In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act also are incorporated into the prospectus by reference.” List each specific interim report with a hyperlink.

We have made these changes, including hyperlinks, as follows:

Pruco Life Insurance Company incorporates by reference into the prospectus its latest annual report on Form 10-K as of December 31, 2023, filed pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”) since the end of the fiscal year covered by its latest annual report. In addition, ~~all documents~~ quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2024, June 30, 2024, and September 30, 2024, amended quarterly report on Form 10-Q/A for the quarterly period ended March 31, 2024, and the report on Form 8-K dated August 16, 2024 subsequently filed by us pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act also are incorporated into the prospectus by reference. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into the prospectus but not delivered with the prospectus. Such information will be provided upon written or oral request at no cost to the requester by writing to Pruco Life Insurance Company, 213 Washington Street, Newark, NJ 07102-3777 or by calling 800-778-2255. We file periodic reports as required under the Exchange Act. The SEC maintains an Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC (see www.SEC.gov). Our internet address is www.Prudential.com/eProspectus.

Please feel free to contact me if you have any questions regarding these responses. I can be reached at (860) 534-6087 (office) or (860) 459-2006 (cell).

Respectfully yours,

/s/ Christopher J. Madin	December 16, 2024

Christopher J. Madin Vice President and Corporate Counsel Pruco Life Insurance Company	Date

Encl.

Via EDGAR

Exhibit A

Prudential FlexGuard® Life IVUL
Rates and Historical Performance

For the historical performance of Prudential FlexGuard® Life IVUL's variable investment subaccounts, click here.

For more information about the index-linked investment options, please read the Index Strategies Prospectus.
Information as of: November 15, 2024

RATES:

Current Index Strategy Rates					
	Participation	**Growth Floor**	**Growth Cap**	**Buffer Rate**	**Step Rate**
1 yr. S&P 500 Cap Rate - 0% Floor Index Strategy	100.00%	0.00%	7.75%	Not Applicable	Not Applicable
1 yr. S&P 500 Cap Rate - 10% Buffer Index Strategy	100.00%	Not Applicable	14.50%	10.00%	Not Applicable
1 yr. S&P 500 Step Rate Plus - 10% Buffer Index Strategy	70.00%	Not Applicable	Not Applicable	10.00%	6.50%

The current Participation Rate, Index Growth Floor, Index Growth Cap, Buffer, and Step Rate for the Index Strategies listed above are subject to change at the discretion of the company and may not reflect the actual rates in effect when a transfer next occurs on the Contract.

	Current Interest Rate
Fixed Rate Option	3.30%
Fixed Holding Accounts	1.00%

The Fixed Rate Option and Fixed Holding Accounts earn a non-guaranteed interest rate declared by the company. This rate will never be less than the guaranteed minimum rate of 1.00% as stated in the Contract.

HISTORICAL PERFORMANCE:

Historical Interest Rates		
Period	**Fixed Rate Option**	**Fixed Holding Accounts**
7/1/2024–Current	3.30%	1.00%
1/1/2024–6/30/2024	3.15%	1.00%
11/15/2022–12/31/2023	3.00%	1.00%

Historical Values - 1 yr. S&P 500 Cap Rate - 0% Floor Index Strategy							
Period	**Beginning S&P 500 Index Value**	**Ending S&P 500 Index Value**	**S&P 500 Index Change**	**Participation Rate**	**Index Growth Floor**	**Index Growth Cap**	**Index Growth Rate**
11/15/2024–11/15/2025	5,870.62			100%	0.00%	7.75%	
10/15/2024–10/15/2025	5,815.26			100%	0.00%	7.75%	
9/15/2024–9/15/2025	5,626.02			100%	0.00%	8.25%	
8/15/2024–8/15/2025	5,543.22			100%	0.00%	8.25%	
7/15/2024–7/15/2025	5,631.22			100%	0.00%	8.25%	
6/15/2024–6/15/2025	5,431.60			100%	0.00%	7.50%	
5/15/2024–5/15/2025	5,308.15			100%	0.00%	7.50%	
4/15/2024–4/15/2025	5,061.82			100%	0.00%	7.50%	
3/15/2024–3/15/2025	5,117.09			100%	0.00%	8.00%	
2/15/2024–2/15/2025	5,029.73			100%	0.00%	8.00%	
1/15/2024–1/15/2025	4,783.83			100%	0.00%	8.00%	
12/15/2023–12/15/2024	4,719.19			100%	0.00%	7.00%	
11/15/2023–11/15/2024	4,502.88	5,870.62	30.3748%	100%	0.00%	7.00%	7.0000%
10/15/2023–10/15/2024	4,327.78	5,815.26	34.3705%	100%	0.00%	7.00%	7.0000%
9/15/2023–9/15/2024	4,450.32	5,626.02	26.4183%	100%	0.00%	7.00%	7.0000%
8/15/2023–8/15/2024	4,437.86	5,543.22	24.9075%	100%	0.00%	7.00%	7.0000%
7/15/2023–7/15/2024	4,505.42	5,631.22	24.9877%	100%	0.00%	7.00%	7.0000%
6/15/2023–6/15/2024	4,425.84	5,431.60	22.7247%	100%	0.00%	7.00%	7.0000%
5/15/2023–5/15/2024	4,136.28	5,308.15	28.3315%	100%	0.00%	7.00%	7.0000%
4/15/2023–4/15/2024	4,137.64	5,061.82	22.3359%	100%	0.00%	7.00%	7.0000%
3/15/2023–3/15/2024	3,891.93	5,117.09	31.4795%	100%	0.00%	7.00%	7.0000%
2/15/2023–2/15/2024	4,147.60	5,029.73	21.2684%	100%	0.00%	7.00%	7.0000%
1/15/2023–1/15/2024	3,999.09	4,783.83	19.6230%	100%	0.00%	7.00%	7.0000%
12/15/2022–12/15/2023	3,895.75	4,719.19	21.1369%	100%	0.00%	6.00%	6.0000%
11/15/2022–11/15/2023	3,991.73	4,502.88	12.8052%	100%	0.00%	6.00%	6.0000%

I

Exhibit A

Historical Values - 1 yr. S&P 500 Cap Rate - 10% Buffer Index Strategy							
Period	Beginning S&P 500 Index Value	Ending S&P 500 Index Value	S&P 500 Index Change	Participation Rate	Index Growth Cap	Buffer	Index Growth Rate
11/15/2024–11/15/2025	5,870.62			100%	14.50%	10.00%	
10/15/2024–10/15/2025	5,815.26			100%	14.50%	10.00%	
9/15/2024–9/15/2025	5,626.02			100%	15.50%	10.00%	
8/15/2024–8/15/2025	5,543.22			100%	15.50%	10.00%	
7/15/2024–7/15/2025	5,631.22			100%	15.50%	10.00%	
6/15/2024–6/15/2025	5,431.60			100%	15.50%	10.00%	
5/15/2024–5/15/2025	5,308.15			100%	15.50%	10.00%	
4/15/2024–4/15/2025	5,061.82			100%	15.50%	10.00%	
3/15/2024–3/15/2025	5,117.09			100%	16.50%	10.00%	
2/15/2024–2/15/2025	5,029.73			100%	16.50%	10.00%	
1/15/2024–1/15/2025	4,783.83			100%	16.50%	10.00%	
12/15/2023–12/15/2024	4,719.19			100%	15.50%	10.00%	
11/15/2023–11/15/2024	4,502.88	5,870.62	30.3748%	100%	15.50%	10.00%	15.5000%
10/15/2023–10/15/2024	4,327.78	5,815.26	34.3705%	100%	15.50%	10.00%	15.5000%
9/15/2023–9/15/2024	4,450.32	5,626.02	26.4183%	100%	16.50%	10.00%	16.5000%
8/15/2023–8/15/2024	4,437.86	5,543.22	24.9075%	100%	16.50%	10.00%	16.5000%
7/15/2023–7/15/2024	4,505.42	5,631.22	24.9877%	100%	16.50%	10.00%	16.5000%
6/15/2023–6/15/2024	4,425.84	5,431.60	22.7247%	100%	18.50%	10.00%	18.5000%
5/15/2023–5/15/2024	4,136.28	5,308.15	28.3315%	100%	18.50%	10.00%	18.5000%
4/15/2023–4/15/2024	4,137.64	5,061.82	22.3359%	100%	18.50%	10.00%	18.5000%
3/15/2023–3/15/2024	3,891.93	5,117.09	31.4795%	100%	21.00%	10.00%	21.0000%
2/15/2023–2/15/2024	4,147.60	5,029.73	21.2684%	100%	21.00%	10.00%	21.0000%
1/15/2023–1/15/2024	3,999.09	4,783.83	19.6230%	100%	21.00%	10.00%	19.6230%
12/15/2022–12/15/2023	3,895.75	4,719.19	21.1369%	100%	18.00%	10.00%	18.0000%
11/15/2022–11/15/2023	3,991.73	4,502.88	12.8052%	100%	18.00%	10.00%	12.8052%

Historical Values - 1 yr. S&P 500 Step Rate Plus - 10% Buffer Index Strategy							
Period	Beginning S&P 500 Index Value	Ending S&P 500 Index Value	S&P 500 Index Change	Participation Rate	Buffer	Step Rate	Index Growth Rate
11/15/2024–11/15/2025	5,870.62			70%	10.00%	6.50%	
10/15/2024–10/15/2025	5,815.26			70%	10.00%	6.50%	
9/15/2024–9/15/2025	5,626.02			70%	10.00%	7.75%	
8/15/2024–8/15/2025	5,543.22			70%	10.00%	7.75%	
7/15/2024–7/15/2025	5,631.22			70%	10.00%	7.75%	
6/15/2024–6/15/2025	5,431.60			70%	10.00%	7.75%	
5/15/2024–5/15/2025	5,308.15			70%	10.00%	7.75%	
4/15/2024–4/15/2025	5,061.82			70%	10.00%	7.75%	
3/15/2024–3/15/2025	5,117.09			70%	10.00%	7.00%	
2/15/2024–2/15/2025	5,029.73			70%	10.00%	7.00%	
1/15/2024–1/15/2025	4,783.83			70%	10.00%	7.00%	
12/15/2023–12/15/2024	4,719.19			70%	10.00%	7.00%	
11/15/2023–11/15/2024	4,502.88	5,870.62	30.3748%	70%	10.00%	7.00%	21.2623%
10/15/2023–10/15/2024	4,327.78	5,815.26	34.3705%	70%	10.00%	7.00%	24.0594%
9/15/2023–9/15/2024	4,450.32	5,626.02	26.4183%	70%	10.00%	7.50%	18.4928%
8/15/2023–8/15/2024	4,437.86	5,543.22	24.9075%	70%	10.00%	7.50%	17.4353%
7/15/2023–7/15/2024	4,505.42	5,631.22	24.9877%	70%	10.00%	7.50%	17.4914%
6/15/2023–6/15/2024	4,425.84	5,431.60	22.7247%	70%	10.00%	8.25%	15.9073%
5/15/2023–5/15/2024	4,136.28	5,308.15	28.3315%	70%	10.00%	8.25%	19.8320%
4/15/2023–4/15/2024	4,137.64	5,061.82	22.3359%	70%	10.00%	8.25%	15.6351%
3/15/2023–3/15/2024	3,891.93	5,117.09	31.4795%	70%	10.00%	9.00%	22.0356%
2/15/2023–2/15/2024	4,147.60	5,029.73	21.2684%	70%	10.00%	9.00%	14.8879%
1/15/2023–1/15/2024	3,999.09	4,783.83	19.6230%	70%	10.00%	9.00%	13.7361%
12/15/2022–12/15/2023	3,895.75	4,719.19	21.1369%	70%	10.00%	8.00%	14.7958%
11/15/2022–11/15/2023	3,991.73	4,502.88	12.8052%	70%	10.00%	8.00%	8.9637%

II

Exhibit A

Past index performance is not indicative of future results

The potential to build cash value in the Index Strategies is based on the performance of the S&P 500® Index on an annual point to point basis using, as applicable, a Participation Rate, Index Growth Floor, Index Growth Cap, Buffer, and Step Rate. Please see the Index Strategies prospectus for further details.

Participation Rate: The Participation Rate is the percent of the gain (if any) in the Index Value that is used to calculate the Index Growth Rate subject to the Index Growth Floor and Index Growth Cap. Participation Rates for new Index Strategy Segments may change, but they will never be lower than the guaranteed minimum Participation Rate stated in the Contract. Once a Segment is created, its Participation Rate will not change.

Index Growth Floor: The Index Growth Floor is the minimum rate of interest that will be applied to a particular index segment. Index Growth Floors for new Index Strategy Segments may change, but they will never be lower than the guaranteed minimum Index Growth Floor of 0.00% as stated in the Contract. Once a Segment is created, its Index Growth Floor will not change.

Index Growth Cap: The Index Growth Cap is the maximum rate of interest that can be credited on a particular Index Strategy Segment. The current growth cap rate for an Index Strategy Segment is determined in advance. It may be raised or lowered before the Index Strategy Segment is created, but it will not be lower than the guaranteed minimum stated in the Contract. Once a Segment is created, its Index Growth Cap will not change.

Buffer: The Buffer is the percentage of protected negative Index Return applied to amounts allocated to an Index Strategy Segment on the maturity date. Any negative Index Return in excess of the Buffer reduces the value of the Contract Fund. It may be raised or lowered before the Index Strategy Segment is created, but it will not be lower than the guaranteed minimum stated in the Contract. Once a Segment is created, its Buffer will not change.

Step Rate: The Step Rate is the minimum rate of interest that can be credited on a particular Index Strategy Segment when the Index return is zero or positive. It may be raised or lowered before the Index Strategy Segment is created, but it will not be lower than the guaranteed minimum stated in the Contract. Once a Segment is created, its Step Rate will not change.

Life insurance contracts contain exclusions, limitations, reductions of benefits, and terms for keeping them in force. For cost and complete details for coverage, contact your licensed financial professional or refer to the prospectus.

You should consider the investment objectives, risks, and charges and expenses carefully before investing in the Contract and/or underlying portfolios. The initial summary prospectus for the Contract, the prospectus for the Index Strategies, and the prospectus or summary prospectus for the underlying portfolios (collectively, the "prospectuses") contain this information as well as other important information. A copy of the prospectuses may be obtained from www.Prudential.com/eProspectus or your financial professional. You should read the prospectuses carefully before investing.

It is possible to lose money by investing in securities.

Prudential FlexGuard® Life IVUL is issued by Pruco Life Insurance Company and offered through Pruco Securities, LLC (member SIPC). Both are Prudential Financial companies located in Newark, NJ. Each insurance company is solely responsible for its own financial condition and contractual obligations.

Prudential FlexGuard® Life IVUL is also offered by broker-dealers who have an agreement with Pruco Securities LLC.
The contract number is IVUL-2022 and may be followed by a state code.

Prudential FlexGuard® Life IVUL and all product features are not approved for use in all states or through all broker-dealers. Not available in New York.

All guarantees and benefits of the insurance policy are backed by the claims-paying ability of the issuing insurance company and do not apply to the underlying investment options. Policy guarantees and benefits are not backed by the broker/dealer and/or insurance agency selling the policy, nor by any of their affiliates, and none of them makes any representations or guarantees regarding the claims-paying ability of the issuing insurance company,

The S&P 500® Index values used in Index Strategy calculations are exclusive of dividends. The Index Strategies provide interest linked to the S&P 500®, and the Contract will be affected by changes in the S&P 500® Index. However, money placed in the Index Strategies is not a direct investment in the S&P 500® Index, a stock, or an equity investment.

The S&P 500® Index is a product of S&P Dow Jones Indices LLC ("SPDJI"), and has been licensed for use by The Prudential Insurance Company of America for itself and affiliates including Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey (collectively "Pruco Life"). Standard & Poor's®, S&P®, and S&P 500® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Pruco Life. Pruco Life's products are not sponsored, endorsed, sold, or promoted by SPDJI, Dow Jones, S&P, or their respective affiliates and none of such parties make any representation regarding the advisability of purchasing such product(s) nor do they have any liability for any errors, omissions, or interruptions of the S&P 500® Index. S&P 500® index values are exclusive of dividends.

Index-linked variable universal life products are complex insurance and investment vehicles and are long-term investments designed to provide death benefit protection with cash growth accumulation potential. There is risk of loss of principal if negative index returns exceed the selected protection level. Gains or losses are assessed at the end of each term. Early withdrawals may result in a loss in addition to applicable surrender charges. Unpaid loans and withdrawals reduce cash values and death benefits; may reduce the duration of the guarantee against lapse, which may lapse the Contract; and may have tax consequences. Please reference the prospectuses for information about the levels of protection available and other important product information. Investing in *Prudential FlexGuard® Life IVUL* Index Strategies does not represent a direct investment in an index.

This material is being provided for informational or educational purposes only and does not take into account the investment objectives or financial situation of any client or prospective clients. The information is not intended as investment advice and is not a recommendation about managing or investing your retirement savings. If you would like information about your particular investment needs, please contact a financial professional.

INVESTMENT AND INSURANCE PRODUCTS ARE:
- NOT FDIC INSURED
- NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY
- NOT A DEPOSIT OR OTHER OBLIGATION OF, OR GUARANTEED BY, ANY BANK OR ITS AFFILIATES
- SUBJECT TO INVESTMENT RISKS INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED

Prudential

© 2024 Prudential Financial, Inc. and its related entities.
1063012-4

1063012-00004-00 Ed. 08/2024

IVUL 2022

III